BODY SCREENING AND FOOTWEAR TECHNOLOGY TO UNDERGO USA TRANSPORT SECURITY ADMINISTRATION INNOVATION EVALUATION PROCESS

Plymouth, Massachusetts - November 19, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in developing threat detection technologies, is pleased to announce that the SS1 shoe scanning technology and the CODA-1 'stand-off' screening apparatus, has been accepted into the Transport Security Administration (TSA), Innovation Task Force (ITF) evaluation process.

The ITF fosters innovation by integrating key stakeholders to identify and demonstrate emerging solutions that increase security effectiveness and efficiency, improve passenger experience, and to deliver solutions that secure the freedom of movement throughout the nation's transportation system. "The Innovation Task Force is collaborating with industry, airlines, airports and equipment manufacturers to find and deploy the very best technology for increasing security and improving the passenger experience". David Pekoske, TSA Administrator

The PRT Shoe Scanner (SS1) is a floor-mounted 3D imaging system that uses millimeter-wave (MMW) imaging techniques to inspect footwear to determine if it has been altered or is being used to transport concealed items, such as weaponry, substances, compounds or electronic items. The SS1 will be used at security and identification checkpoints to eliminate the need for footwear removal thus streamlining the security screening process and reducing bottle necks.

CODA-1 is a stand-off weapon detection system, specifically configured to identify bombs, weapons and threat items that are concealed upon the person. Using low power radar and Artificial Intelligence (AI) algorithms, the CODA-1 is able to detect concealed weapons such as suicide bombs, assault weaponry and large bladed weapons. It's small and mobile configuration allows for quick set up and tear down, making it an ideal security measure for situations with short-term security concerns.

"We are both proud and honored to enter this program," stated Carl Cagliarini, Co- Founder and Chief Strategy Officer of Plymouth Rock Technologies. "Securing the global air transportation system is a complex task. Agencies such as the DHS and TSA are reliant upon external scientific and innovation to improve and accelerate the screening process. The TSA Innovation task force (ITF) is unique in its approach to understanding and incorporating not just an overall product on its merits, but also extracting the partial benefits of technologies to deliver up new collaborative efforts between vendors that make transportation access safer and faster," concluded Cagliarini.

"Our team has been focussed on aligning our combined technology breakthroughs with 'real world needs' in the security industry", stated Dana Wheeler, Co-Founder & Chief Executive Officer of Plymouth Rock Technologies. "Our technologies carry patents and detection methods that are as unique as they are effective. More importantly, our collaboration with some of the major vendors in the security screening industry, will ensure interconnected technologies will enable an agile security model. This will ultimately deliver not only a more streamlined and effective operation but will reduce line times for those who travel," concluded Wheeler.

About the Transportation Security Administration

The Transportation Security Administration (TSA) was created in the wake of 9/11 to strengthen the security of the nation's transportation systems while ensuring the freedom of movement for people and commerce. Originally established as a subagency of the Department of Transportation, TSA was transferred to the Department of Homeland Security in March of 2003.

In March 2003, TSA transferred from the Department of Transportation to the Department of Homeland Security.

TSA employs a risk-based strategy to secure U.S. transportation systems, working closely with stakeholders in aviation, rail, transit, highway, and pipeline sectors, as well as the partners in the law enforcement and intelligence community. The agency will continuously set the standard for excellence in transportation security through its people, processes, technologies and use of intelligence to drive operations.

https://www.tsa.gov

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to  conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.